FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 19, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
investor.relations@ln.matav.hu
Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

THE MATÁV BOARD OF DIRECTORS EXTENDED THE CEO POST OF MR. ELEK STRAUB TO JUNE 30, 2008

BUDAPEST – May 19, 2004 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider announces that in its meeting today, the Matáv Board of Directors re-elected Mr. Elek Straub for the position of Chairman (as reported earlier, on April 28, 2004 the Annual General Meeting of Matáv elected Mr. Elek Straub to the Board of Directors until May 31, 2007). The Matáv Board of Directors – highly appreciating his management performance – also made a decision to extend Mr. Elek Straub’s CEO post to June 30, 2008, so he continues his work in the future as the Chairman/CEO of Matáv.

Mr. Elek Straub and the company managed by him received a number of professional and social awards during the past years. In 1999, Mr. Straub received the Hungarian “Manager of the Year” award, and in 2002 the international “CEO of the Year” award. On May 15, 2003 Mr. Elek Straub was elected chairman of the German-Hungarian Chamber of Industry and Commerce for two years. In April 2004, he was awarded the “1st Class Cross of Distinction of the Order of German Federal Republic”.

The Matáv Board of Directors also made a decision today about the termination of the position of Matáv’s Chief Strategy and International Officer on May 31, 2004. In the future, the Central Strategy Organization of the Matáv Group will operate under the direct control of the CEO.  From June 1, 2004 the current acting Chief Officer, Mr. András Balogh will be the head of the Central Strategy Organization of the Matáv Group for an indefinite period. His area of responsibility and scope of authority will remain the same.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: May 19, 2004